EXHIBIT 99.1

Tesla Energy, Brookfield and Dacra Announce the Development of Large-Scale Sustainable Neighborhood in Austin, Texas

Tesla V3 Solar Roof Tiles, Powerwall Battery Storage, and Other Sustainable Features to be Installed in Phases in Newly Built Homes

Project Aims to be the Nation’s Most Sustainable Residential Community and Create a New Model for the Design and Construction of Sustainable Large-scale Housing Projects Around the World

BROOKFIELD, NEWS, July 09, 2021 (GLOBE NEWSWIRE) -- Tesla Energy, Brookfield Asset Management Inc. (“Brookfield” or “BAM”) (NYSE: BAM; TSX: BAM.A) and Dacra today announced a new initiative, provisionally named SunHouse at Easton Park, the first Tesla Solar neighborhood and the nation’s most sustainable residential community. Combining the real estate expertise of Brookfield and Dacra with Tesla Energy’s innovative products and knowledge, the state-of-the-art sustainable features will be installed in phases to allow for ongoing learning and innovation.

“Neighborhood solar installations across all housing types will reshape how people live,” said Elon Musk, CEO of Tesla. “Brookfield and Dacra’s commitment to stay at the vanguard of that evolution is what makes them the right collaborator for Tesla Energy. The feedback we get from the solar and battery products used in this community will impact how we develop and launch new products.”

“This initiative brings together multiple parts of our organization with innovative and forward-thinking partners that share a commitment to advance the development of sustainable communities,” said Brian Kingston, CEO of Brookfield’s Real Estate business. “As consumers increasingly seek out energy security alongside sustainable places to live, combining Tesla’s solar technology together with Brookfield’s real estate and renewables development capabilities will help us meet demand for environmentally responsible communities of the future.”

“Our goal is to establish that fully-sustainable neighborhoods are not only viable, but the best practical and economical choice,” said Craig Robins, CEO of Dacra. “Together with Brookfield and Tesla, we are trying to change the world by creating technology-driven, energy independent communities that make the world a better place.”

Tesla V3 solar roof tiles and Powerwall 2 battery storage will be installed in phases at homes in the SunHouse community, which will be developed on land in Brookfield Residential’s Easton Park master-planned residential community but will be designed and marketed separately.

The first phase of installation began in June, with a sampling of homes under construction. The initial installations will provide insight and information on product integration, which will guide the installation at the next phase of significantly more homes. The master planned community of homes will be the final phase of the process, with the goal of establishing an energy-neutral, sustainable community and a model for the design and construction of sustainable large-scale housing projects around the world.

Tesla Solar will provide ongoing oversight of the homes’ energy systems, and Brookfield’s renewable power business will integrate a community-wide solar program to serve broader public use needs and surrounding neighborhoods. Brookfield Residential will also incorporate a suite of technology features, including electric vehicle charging stations in each home and throughout the community.

The security and efficiency afforded by this technology yields benefits for both residents and the larger metropolitan area. It is anticipated that residents of these homes will produce sufficient energy to supply daily needs and reduce the daily demand on the electric grid. Residents will be provided with back-up storage in the event of a power outage, and potentially could be compensated for returning power to the energy grid.

The City of Austin and Travis County have both announced commitments to sustainable development. In addition, Brookfield, Dacra and Tesla will work together over the next 12 months to incorporate additional transportation, technology and energy solutions to create this new paradigm for residential community development.

“The City of Austin is excited for the arrival of these affordable options to housing powered by renewable energy,” said Austin Mayor Steve Adler. “I am excited for the Tesla, Brookfield, and Dacra partnership’s approach to sustainable energy and housing as an example of the out-of-box thinking that continues to make our community a beacon of innovation for the rest of the country and world.”

Homebuyers are invited to register their interest with our Easton Park team.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the NYSE and the TSX under the symbols BAM and BAM.A, respectively.

Dacra
Founded in 1987 by Craig Robins, Dacra is a real estate development company with a unique vision for developing commercial, residential, and mixed-use communities of substance through a distinctive combination of innovation, culture, commerce, and design. Currently, Dacra and its partners continue the development of the Miami Design District, the 18-square block creative neighborhood and international destination. The company has developed more than 2 million square feet in real estate projects during its history. Past projects in their portfolio have included major developments on South Beach’s Art Deco District and Lincoln Road, as well as the creation of the new urbanist residential community known as AQUA on Allison Island. For more information visit: www.dacra.com

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media Kerrie McHugh Tel: (212) 618-3464 Email: kerrie.mchugh@brookfield.com